Mail Stop 4561

October 13, 2009

Don Calabria, President
GMV Wireless, Inc.
16133 Ventura Blvd #215
Encino, CA 91436

      Re: GMV Wireless, Inc.
              Form 8-K Filed October 8, 2009
              File No. 333-158184

Dear Mr. Calabria:

We note that you filed an Item 4.01 Form 8-K/A in response to the issues raised in our letter dated September 1, 2009 however we note that you have not filed a response letter. As previously requested, file a response letter via EDGAR to (1) advise us as to how you intend to address any re-audit requirements and (2) to provide a statement from the Company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you may contact me at (202) 551-3459.

                            Sincerely,

                            David Edgar
                            Staff Accountant